May 29, 2013	Mayer Brown LLP 71 South Wacker Drive Chicago, Illinois 60606-4637 Main Tel (312) 782-0600 Main Fax (312) 701-7711 www.mayerbrown.com

Via EDGAR Courier

U.S. Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Attention:	Katherine Hsu Hughes Bates

Re:	Santander Drive Auto Receivables Trust 2010-1

Santander Drive Auto Receivables Trust 2010-2

Forms 10-K for the Fiscal Year Ended December 31, 2012

Filed March 29, 2013

File Nos. 333-139609-04, 333-139609-06

On behalf of Santander Drive Auto Receivables LLC (the “Company”), I submit this letter in response to the letter (the “Comment Letter”) dated May 14, 2013 from the staff of the Securities and Exchange Commission (the “Staff”) to the Company relating to the Santander Drive Auto Receivables Trust 2010-1 Form 10-K and the Santander Drive Auto Receivables Trust 2010-2 Form 10-K referenced above (collectively, the “Subject Filings”).

The Company is currently working diligently with its auditors to determine the additional work required to answer the questions posed by the Staff and to develop a timeline to respond to the Staff’s questions. The Company expects to contact the Staff promptly to inform the Staff of the timeline to complete its response.

* * * * *

In connection with responding to your comments, we have been authorized by the Company to inform you that the Company hereby acknowledges that (i) the Company is responsible for the adequacy and accuracy of the disclosure in the Subject Filings, (ii) comments of the Staff or changes to the disclosure in the Subject Filings in response to comments of the Staff do not foreclose the Securities and Exchange Commission from taking any action with respect to the Subject Filings, and (iii) the Company may not assert comments of the Staff as a defense in any proceeding initiated by the Securities and Exchange Commission or any person under the federal securities laws of the United States.

Mayer Brown LLP operates in combination with other Mayer Brown entities with offices in Europe and Asia and is associated with Tauil & Chequer Advogados, a Brazilian law partnership.

Mayer Brown LLP

May 29, 2013

If you have specific questions you would like to discuss, please do not hesitate to contact the undersigned, Stuart M. Litwin at (312) 701-7373 or Angela M. Ulum at (312) 701-7776. Please communicate any remaining comments to my attention at the address and/or facsimile number above.

Sincerely,

/s/ Stuart M. Litwin

Stuart M. Litwin

cc:	Eldridge Burns, Esq.